# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ORGANIGRAM GLOBAL INC., CIK 0001620737
CUSIP: 68620P101
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 145 King Street West, Suite 1400, Toronto, Canada (Federal Level) (Z4), M5H 1J8
Date of event which requires filing of this statement: 02/18/2026
Filed by CIK 0001848200
Persons authorized to receive notices and communications: Anthony B. Petitt, 103 Foulk Road, Suite 111, Wilmington, Delaware (DE), 19803, (302) 656-1950

## Reporting persons
- BT DE Investments Inc. (CIK 0001848200): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 40,134,389; sole dispositive power 0; shared dispositive power 40,134,389; aggregate amount beneficially owned 40,134,389 (29.7% of the class)
  Comment: Row 13 is based on 135,141,944 Common Shares, no par value ("Common Shares"), of Organigram Global Inc. (the "Issuer"), outstanding as of February 5, 2026 as represented to the Reporting Person by the Issuer. As of the date of this Amendment No. 7 (as defined below), the Reporting Person beneficially owned 40,134,389 Common Shares and 13,794,163 Class A preferred shares (the "Preferred Shares" and together with the Common Shares, "Shares"), representing 29.7% of the issued and outstanding Common Shares and 100% of the Preferred Shares, in each case on a non-diluted basis.
- British American Tobacco p.l.c. (CIK 0001303523): type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 40,134,389; sole dispositive power 0; shared dispositive power 40,134,389; aggregate amount beneficially owned 40,134,389 (29.7% of the class)
  Comment: Row 13 is based on 135,141,944 Common Shares outstanding as of February 5, 2026 as represented to the Reporting Person by the Issuer. As of the date of this Amendment No. 7, the Reporting Person beneficially owned 40,134,389 Common Shares and 13,794,163 Preferred Shares, representing 29.7% of the issued and outstanding Common Shares and 100% of the Preferred Shares, in each case on a non-diluted basis.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: ORGANIGRAM GLOBAL INC.
Address of issuer's principal executive offices: 145 King Street West, Suite 1400, Toronto, Canada (Federal Level) (Z4), M5H 1J8
Comment:
This statement constitutes Amendment No. 7 (this "Amendment No. 7") to the Schedule 13D (the "Initial Schedule 13D") filed with the Securities and Exchange Commission (the "SEC") on March 10, 2021, as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the SEC on February 1, 2022 ("Amendment No. 1"), Amendment No. 2 to Schedule 13D filed with the SEC on November 8, 2023 ("Amendment No. 2"), Amendment No. 3 to Schedule 13D filed with the SEC on January 25, 2024 ("Amendment No. 3"), Amendment No. 4 to Schedule 13D filed with the SEC on September 3, 2024 ("Amendment No. 4"), Amendment No. 5 to Schedule 13D filed with the SEC on December 10, 2024 ("Amendment No. 5") and Amendment No. 6 to Schedule 13D filed with the SEC on March 3, 2025 ("Amendment No. 6" and, the Initial Schedule 13D as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6, the "Original Schedule 13D") relating to the Common Shares of the Issuer. This Amendment No. 7 amends the Original Schedule 13D on behalf of the undersigned to furnish the information set forth herein. Except as set forth below, all Items of the Original Schedule 13D remain unchanged. Capitalized terms used but not defined in this Amendment No. 7 have the meaning assigned to them in the Original Schedule 13D.

The Initial Schedule 13D was filed with respect to Common Shares of the Issuer held by BT DE Investments Inc. (the "Purchaser"). The Purchaser is a wholly owned subsidiary of BATUS Holdings Inc., which is a wholly owned subsidiary of Louisville Securities Limited, which is a wholly owned subsidiary of British-American Tobacco (Holdings) Limited, which is a wholly owned subsidiary of B.A.T. Industries p.l.c., which is a wholly owned subsidiary of Weston (2009) Limited, which is a wholly owned subsidiary of British American Tobacco (2009) Limited, which is a wholly owned subsidiary of British American Tobacco (2012) Limited, which is a wholly owned subsidiary of British American Tobacco (1998) Limited, which is a wholly owned subsidiary of British American Tobacco p.l.c. ("BAT"). BAT and the aforementioned wholly owned subsidiaries of BAT are collectively referred to herein as the "BAT Entities".

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 4 of this Amendment No. 7 is incorporated by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
On February 18, 2026, the Issuer entered into a Share Sale and Purchase Agreement Regarding Shares in Sanity Group GmbH, dated as of February 18, 2026, among the Issuer, Sanity Group GmbH ("Sanity"), and the other persons party thereto (the "SPA") to indirectly acquire all of the issued and outstanding shares of Sanity not currently owned by the Issuer, including shares of Sanity owned by the Purchaser (the "Acquisition").

Pursuant to the Acquisition, the sellers listed in the SPA will be entitled to receive upfront consideration (the "Upfront Consideration"), and subject to the achievement of certain financial performance metrics of Sanity for the twelve months following closing of the Acquisition, certain earnout consideration (the "Earnout Consideration"). The Purchaser has elected to receive consideration consisting of Shares of the Issuer under the SPA in lieu of cash for its interest in Sanity.

Completion of the Acquisition is subject to certain closing conditions, including, among other things, receipt of all required regulatory approvals, including approval of the Toronto Stock Exchange ("TSX") and clearance under Germany's foreign direct investment regime.

In order to finance the cash component of the Acquisition and the Issuer's transaction expenses, the Purchaser executed and delivered a subscription agreement, dated February 18, 2026 (the "Subscription Agreement"), with the Issuer to acquire Shares on a private placement basis (the "Private Placement Investment"), increasing the Purchaser's strategic investment in the Issuer. The Private Placement Investment comprises an exercise by the Purchaser of certain existing top-up rights ("Top-Up Rights") and a private placement for Shares.

The closing of the Private Placement Investment is subject to the closing of the Acquisition, as well as the receipt of certain regulatory approvals, approval from the Issuer's shareholders and other customary conditions for a transaction of this nature.

Pursuant to the Acquisition, the Purchaser is expected to receive 13,693,120 Preferred Shares as Upfront Consideration and 6,625,559 Common Shares as Earnout Consideration, based on the Issuer's 135,141,944 Common Shares outstanding as of the date hereof and assuming the floor earnout share price of C$3.00, a EUR:CAD exchange rate of 1.62, and that the full earnout is achieved.

The Shares issued pursuant to the Upfront Consideration will be priced at C$3.00 per Share (C$41,079,359 in the aggregate), and the Shares issued pursuant to the Earnout Consideration will be priced at the 20-day volume-weighted average price of the Common Shares on the TSX on the trading day prior to settlement, subject to a C$3.00 floor and C$4.00 cap (C$19,876,677 in the aggregate, assuming an issuance at C$3.00).

Pursuant to the Private Placement Investment, the Purchaser has subscribed for 14,027,074 Shares at a price of C$3.00 per share (C$42,081,222 in the aggregate), the proceeds of which will be used to fund the Acquisition in part, and has agreed to exercise existing Top-Up Rights to subscribe for 9,897,356 Shares at a price of C$2.335854 per share (approximately C$23,118,778 in the aggregate). To the extent the Purchaser's ownership of Common Shares exceeds the 30% Threshold (as defined and described further below) on a post-issuance basis, the Purchaser would, in lieu of Common Shares, be issued Preferred Shares. Based on the Issuer's current 135,141,944 Common Shares issued and outstanding as of the date hereof, the Purchaser would be issued 2,353,379 Common Shares and 21,571,051 Preferred Shares pursuant to the Private Placement Investment.

The Preferred Shares are non-voting convertible preferred shares of the Issuer convertible at the option of the Purchaser without payment of any additional consideration (subject to the 30% Threshold). The Preferred Shares are convertible initially on a one-for-one basis, provided however that the conversion rate of any outstanding Preferred Shares increases at a rate of 7.5% per annum commencing from the initial date on which such Preferred Shares are issued (subject to adjustment in certain circumstances in accordance with the SPA), until such time as the holders of Preferred Shares would beneficially own, or exercise control or direction over, directly or indirectly, with their respective affiliates, associates, related parties and any joint actors, after giving effect to the conversion of the Preferred Shares, 49.0% of the aggregate number of Common Shares issued and outstanding.

With respect to issuances of Shares under both the Acquisition and the Private Placement Investment, if the number of Common Shares owned by the Purchaser or its affiliates, associates, related parties and any joint actors would exceed 30% of the aggregate number of Common Shares issued and outstanding (the "30% Threshold") after issuance of the applicable Shares, the Issuer will issue to the Purchaser the greatest number of Common Shares issuable without exceeding the 30% Threshold, with the remainder of the Shares issuable as Preferred Shares.

The Purchaser entered into the Subscription Agreement, and has elected to receive consideration consisting of Shares under the SPA in lieu of cash for its interest in Sanity, in furtherance of its strategic investment in the Issuer. The Purchaser intends to review its investment in the Issuer on a continuing basis and may, subject to the terms of the First A&R Investor Rights Agreement and Second A&R Investor Rights Agreement (each as defined below), and depending upon a number of factors, including market and other conditions, increase or decrease its beneficial ownership, control, direction or economic exposure over securities of the Issuer, through market transactions, private agreements, treasury issuances, exercise of options, convertible securities, derivatives, swaps or otherwise.

Unless otherwise consented to in writing by the Purchaser in advance, the Issuer is required to use the proceeds from the Private Placement Investment for the sole purpose of (a) funding the purchase price of the Acquisition and (b) paying transaction expenses in connection with the Acquisition.

Pursuant to the amended and restated investor rights agreement entered into on January 23, 2024, between the Purchaser and the Issuer (the "First A&R Investor Rights Agreement"), the Purchaser has the right to nominate up to 30% of the board of directors of the Issuer (the "Board"), subject to the Purchaser maintaining certain share ownership thresholds. The Purchaser is entitled, subject to the terms and conditions of its nomination rights, to replace its nominee directors from time to time. In addition, the Purchaser has certain governance rights, so long as it maintains certain share ownership thresholds, including pre-emptive rights, top-up rights and customary registration rights. The Purchaser is permitted to engage with the Board regarding the Issuer's business and prospects.

On closing of the Private Placement Investment, the Issuer and the Purchaser intend to enter into a second amendment and restated investor rights agreement (the "Second A&R Investor Rights Agreement") to amend certain provisions of the First A&R Investor Rights Agreement in order, among other things, to provide increased flexibility concerning debt financing transactions by the Issuer and refresh the time periods with respect to certain provisions.

Under the First A&R Investor Rights Agreement, the Purchaser currently has, and under the Second A&R Investor Rights Agreement will continue to have, the right to nominate up to 30% of the Board, subject to the Purchaser maintaining certain share ownership thresholds. Under the First A&R Investor Rights Agreement, the Purchaser also currently has, and under the Second A&R Investor Rights Agreement will continue to have, so long as it maintains certain share ownership thresholds, the right to participate in future equity offerings of the Issuer, subject to the terms and conditions contained in such agreements.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 of this Amendment No. 7 is incorporated by reference. The descriptions of the Subscription Agreement, the First A&R Investor Rights Agreement, the Second A&R Investor Rights Agreement and the SPA are summaries of those agreements and are qualified in their entirety by the full terms and conditions of the Subscription Agreement, the First A&R Investor Rights Agreement, the form of the Second A&R Investor Rights Agreement (which is included as Schedule C to the Subscription Agreement) and the SPA, respectively, which are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of this Amendment No. 7 is hereby amended to add the following:

99.1 Share Sale and Purchase Agreement Regarding Shares in Sanity Group GmbH, dated as of February 18, 2026, among the Issuer, Sanity, and the other persons party thereto (incorporated by reference to Exhibit 99.1 to the Issuer's Form 6-K filed with the SEC on February 20, 2026).*

99.2 Subscription Agreement, dated as of February 18, 2026, between the Purchaser and the Issuer (incorporated by reference to Exhibit 99.2 to the Issuer's Form 6-K filed with the SEC on February 20, 2026).

*. Schedules and exhibits have been omitted as they are not material. They will be furnished supplementally to the SEC upon request.

## Signatures
- BT DE Investments Inc.: /s/ Natalie Bucceri, Natalie Bucceri, President (02/20/2026)
- British American Tobacco p.l.c.: /s/ Caroline Ferland, Caroline Ferland, Secretary (02/20/2026)